May 12, 2026

Dr. Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
130 S Indian River Drive
Suite 202 pbm# 1232
Fort Pierce, FL 34950

        Re: Caring Brands, Inc.
            Registration Statement on Form S-1
            Filed May 6, 2026
            File No. 333-295571
Dear Dr. Glynn Wilson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Arthur Marcus, Esq.